

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Joseph Bedewi
Chief Financial Officer
Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661-5247

> **Re: Solar Power, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 000-50142**

Dear Mr. Bedewi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant